December 20, 2012
VIA E-mail
Chris Hymel
President
Signal Advance, Inc.
2520 County Road 81
Rosharon, Texas 77583

       Re:	Signal Advance, Inc.
       Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted November 30, 2012
       CIK No. 0001545061

Dear Mr. Hymel:

       We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.


Overview, page 5

1.	We note your revisions made in response to our prior comment 3. However, it does not appear that you have clearly and directly stated that you "currently lack sufficient capital to generate revenue or operate the business in a profitable manner," nor have you clearly stated that you are not profitable as previously requested. Please revise your third paragraph in this section accordingly.

Response:  The referenced section has been revised as follows:

SAI is in the development stage and has not yet sold any products or licensed its technology. The company is not yet profitable and currently lacks sufficient capital to generate revenue or operate the business in a profitable manner and thus has not generated sufficient revenues to fund planned R&D, marketing and intellectual protection in the near-term. As such, SAI continues to rely upon capital investment to cover the projected costs of executing the Company's business plan and effectively commercialize its proprietary Signal Advance technology.

SAI had operating losses of $120,734 and $39,323 in the years ended December 12, 2012 and 2011, respectively. Our monthly expenses averaged approximately $10,500 per month over the last 24 months and current resources and firm investment commitments are expected to last for 6 months.



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Solution, page 6

2.	We note your response to our prior comment 7. It is unclear what you mean when you describe the technology as being "demonstrated." As it does not appear that you have independent and objective evidence of this technology, please revise to clarify your disclosure accordingly.

Response:  The referenced section has been revised as follows:

Prototype SAT circuit designs were used to temporally-advance the detection of analog test signals and bioelectric (cardiac) signals in a dissertation study completed by Dr. Hymel (SAI Founder/president) at the University of Texas Health Science Center in the Texas Medical Center, Houston Texas. The study results were later published in a peer-reviewed feature article published in the IEEE Circuits and Systems magazine.

3. 	Please revise your statement in the first paragraph of this section which states "In SA circuitry, exhibiting negative group delay..." to clarify the statement as anticipatory in nature as previously requested in our prior comment 8.

Response: Actually the statement is not anticipatory. It accurate based on the physics/mathematical definition of the term "group delay" which is as follows:

Group delay is defined as the negative of the rate of change of phase with respect to frequency. Figures 14 and 15 from the article published in the IEEE Circuits and Systems magazine show the response of the SA circuitry (obtained empirically) in terms of phase and group delay relative to frequency. Note that the slope of the phase, relative to frequency, is positive and linear up to about 35-40 Hz. By definition, the negative of the derivative of a function with a positive linear slope yields a negative group delay that is constant over a specific frequency range. The negative of the rate of change of the phase yield a negative number that is constant in that range which by definition is a negative group delay (as shown in Figure 15), wherein the group delay is negative 5 ms and constant in the first two thirds of the graph. As such, the negative of the derivative of a function with a positive linear slope yields an NGD that is constant over the specified frequency range.

However, the physics term negative group delay would not be clear to the typical investor, thus the relevant section has been revised to eliminate the referenced phrase.

4. 	We note your revisions in response to prior comment 9, however it appears average investors may not understand the scientific terms you use, such as "waveform envelope," "group delay," "feed-forward control" and your description of how the temporal advance of "negative group delay" remains unclear. Please revise your disclosure so that it is clear to the average investor.

Response: Despite the definitional explanation provided in response to comment 3, it is clear that the average investor will not, in fact, understand the scientific/technical explanation. As such the referenced paragraph has been revised as follows:






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SOLUTION:  In most electronic circuits, signal output is delayed relative to the input as it traverses the circuitry. When a signal is applied to an SA circuit the output signal is advanced in time relative to the input using the advance portion of the waveform and not depending on the wave velocity form of the signal that are conventionally used, thus the term 'Signal Advance'. In other words, the output signal emerges before the complete detection of the whole input signal wave form or shape.

The temporal advance achieved using SAT can potentially offset signal detection and processing delays and thereby improving response time. Further, we believe that SAT could be implemented in conjunction with other approaches (e.g. faster electronics) to further reduce these response delays to further improve system performance. SAT may also enable the development of novel signal transmission, and control or interventional approaches.


Intellectual Property, page 7

5.	We note your response to our prior comment 13. Please quantify the number of patents and patent applications.

Response:  The referenced section has been revised as follows:

INTELLECTUAL PROPERTY: A provisional patent application, filed with the USPTO in 2007, was converted to a utility patent in 2008 (US 2011/0184650). In 2009, single patent applications were filed in Europe, China, India and Mexico (WO 2008/112599). The Chinese Patent Office has since issued a Certificate of Patent Invention (Ser. No.1055844). The U.S. and European patent applications are under examination following submission of amendments and responses to office actions. In Mexico and India, examination has not yet begun. Additional patent submissions related to specific applications, SA circuit configurations, and signal processing techniques to improve signal fidelity are being drafted.


Recent Progress, page 8

6. 	We note your revised disclosure in response to our prior comment 14.
Please revise your disclosure to clarify the nature of the "collaboration" including payments to be made by Signal Advance to the other parties and whether any of the specific terms of the collaboration agreements are written.

Response:  The referenced section has been revised as follows:

SAI has initiated collaborations with private entities and research institutions to protect its intellectual property, further develop/refine SAT and implement in integrated circuitry, protect its intellectual property, and to test for improved performance in biomedical applications by the use of SAT. Although the collaborations terms are not yet established, the company expects to assume the costs to develop/ refine SAT and its implementation in micro-electronic, as well as intellectual property protection. Collaborations related to the use of SA technology in specific biomedical applications are likely to be funded through research grants or take the form of joint ventures.

7. 	We note your disclosure on page 8 regarding "[v]alidations of Signal
Advance technology." Please explain what the terms "rigorously tested" and "rigorously reviewed" means


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Response:  Members of the supervisory committee requested a greatly expanded of testing of the SA circuitry, well beyond the original scope of the research project, in addition a number of additional results analyses were required. However, given the subjective nature of the term "rigorously", the adjective has been eliminated. The referenced section has been revised as follows:

Scientific: Prototype SA circuit design was tested using a range of simulated test signals as well as bioelectric (cardiac) signals. The results were reviewed and confirmed by University facility (including Ph.D. physicists and engineers). This research and development activity resulted in completion of a successful doctoral dissertation study at the University of Texas Health Science Center at Houston in the Texas Medical Center (2010);


Description of Securities, page 27

8.	We note your response to our prior comment 18. Please remove the reference to the stock symbol as it implies that the company's stock is listed on a stock market.

Response:  The referenced stock symbol "SIGL" has been removed.


Description of Business, page 30

9. 	We note your response to our prior comment 19, as the company has divested the business it was in between 1992-2000 and you currently do not have revenues in your current line of business, please remove the reference to "steady growth" in this paragraph as it implies your current business is growing.

Response: The referenced sentence: "The Company experienced steady growth in its first 8 years (1992-2000)." has been removed.


Valuation, page 41

10. 	Please clearly state in the second paragraph of this section that Mr.
Weeks was paid $8,000 for this valuation. It is unclear how it is appropriate to include this valuation when the valuation states that it is "intended for planning purposes only," when it appears to be used for other purposes here. It is also unclear whether Mr. Weeks consented to including this valuation in the prospectus. We note the consent filed is from 2007 and only consents to a Form 10 filing. Please revise or advise.

Response:  The referenced section has been eliminated


Financial Statements (Item 11e), page 45 (now starting on page 44)

Balance Sheets, page 47

11. 	Please provide a statement of changes in stockholders' equity for the period from the latest fiscal year-end to the interim balance sheet date. This can be presented in a footnote to the financial statements. Refer to paragraph 505-10-50-2 of the FASB Accounting Standards Codification.


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Response:  The current financials no longer include an interim period as the reports cover fiscal years 2012 and 2011 each of which includes a statement of changes in stockholders' equity. However, the requirement to include a statement of changes in stockholders' equity the latest fiscal year-end with a balance sheet for an interim period is noted for future reference. Statement of Changes in Shareholders' Equity for years ending December 31, 2012, 2011 has been included (page 49).


Statement of Cash Flow, page 49

12. 	We note your response to prior comment 26. Please disclose as a narrative, or summarized in a schedule, the noncash investing and financing activities during these periods. Refer to paragraphs 230-10-50-2 through 230-10-50-6 of the FASB Accounting Standards Codification.

Response: Supplemental disclosures have been included in the Statements of Cash Flows which include Interest Expenses and Non-Cash Investment (specifically, for services rendered in exchange for equity) for the respective reporting periods (page 48).


Report of Independent Registered Public Accounting Firm, page 58

13.	Please revise this report to refer to and opine not only on the financial statements of the current period but also to those of the prior period that are presented. Refer to Public Company Accounting Oversight Board Auditing Standard AU 508.65.

Response: The report has been revised to refer to and opine not only on the financial statements of the current period but also to those of the prior period(s) that are presented (page 45).

14.	Please further revise this report to add an explanatory paragraph for the correction of a material misstatement. Refer to Public Company Accounting Oversight Board Auditing Standard AU Section 508.18A-18C.

Response: The financials included in the current amendments to the confidential draft registration statement include the audited annual reports for fiscal years ending 2012 and 2011. The last sentence of paragraph 250-10-50-9 of the FASB Accounting Standards Codification states the following: "Disclosure of restate-ments in annual reports issued after the first such post-revision disclosure would ordinarily not be required." As such, we believe that an explanatory paragraph for the correction of a material misstatement will not be required.


Note A - Summary of Significant Accounting Policies, page 63

15. 	We note the restatements made to your balance sheet, income statement and statement of cash flows for the year ended December 31, 2011. Please provide the disclosures for corrections of these errors in previously issued financial statements here and in the interim financial statements for the nine months ended September 30, 2012. Additionally, revise the filing to label all financial statements that were restated as "restated." Refer to paragraph 250-10-50-7 of the FASB Accounting Standards Codification.



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Response: The financials included in the current amendments to the confidential draft registration statement include the audited annual reports for fiscal years ending 2012 and 2011. The last sentence of paragraph 250-10-50-9 of the FASB Accounting Standards Codification states the following: "Disclosure of restate-ments in annual reports issued after the first such post-revision disclosure would ordinarily not be required." As such, we believe that disclosures for the corrections of these errors in previously issued financial statements here and in the interim financial statements for the nine months ended September 30, 2012 are no longer be required. In addition, it should not be necessary to label all financial statements that were restated as "restated."


Note B - Intangible Property, page 66 (now page 53)

16. 	We note your response to prior comment 31. Please tell us how you valued each of the other intangible assets acquired, such as trade secrets and trademarks, under paragraph 350-30-30-1 of the FASB Accounting Standards Codification. Revise your disclosure as appropriate for each intangible asset class under paragraph 350-30-50-2 of the FASB Accounting Standards Codification.

Response: There has been no value assigned to any other intangible asset, such as trade secrets and trademarks other than the actual expenses incurred by the company in making application for and subsequently prosecuting the trademark applications.

17. 	Given the terms of the transaction, it does not appear the guidance of
Topic 845 is applicable under the scope exceptions of paragraph 845-10-15-4. Please tell us how you considered the guidance under paragraph 505-50-30-6 of the FASB Accounting Standards Codification. Specifically address why you believe the fair value of the asset(s) acquired is more reliably measurable than the common stock issued. If you used the fair value of the common stock, tell us how such fair value was determined.

Response: While a number of factors, previously noted, were considered in privately negotiating the transaction, the value is reflected by the common stock issued in exchange for the intellectual property. The disclosures under Note B - Intangible Property of the audited financial statements (page 53) as well as on page 62 have has been revised as follows:

NOTE B - INTANGIBLE PROPERTY

As of Dec. 31, '11, the balance of intangible property was $1,845.294, which includes specifically identifiable intellectual property (IP). $225,528 of the IP was generated internally through research and development from 2002 through 2006. In accordance with SFAS 86 (Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed), the research and development expense for this software development was capitalized.

An additional $1,250,000 of this balance derives from the assignment of the IP termed Signal Advance technology, in the form of a patent application filed with the USPTO as well as any patents which issue as a result of U.S. and related international patent applications. The ASSIGNEE is responsible for:

1) funding and executing activities required for any regulatory approval, development, implementation and commercialization;


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2) introducing assigned products which incorporate the patent pending or patented technology to the commercial market;

3) make its best efforts to:
      a) develop and market assigned products and services, and
      b) increase and extend the commercialization of assigned products, and,

4) commence the advertising and marketing assigned products not later than 24 months following the granting of the patent.

The assignment was privately negotiated between the Company president, Dr. Hymel (Assignor) and the remaining members of the board of directors for the Company (Assignee). Consideration was in the form of equity (specifically 525,000 (post-split) shares of SAI common stock) (FASB ASC 350-30-25). The value of the common stock issued in exchange for the equity was based on the most recent private sales of stock (FASB ASC 505-50-30-6). Additional contingent payments are due on the achievement of IP protection milestones by the Assignor, including 1) notice of allowance for the patent application ($1.0M) and 2) issuance of the patent ($1.25M), payable in cash or equity at a price/share based on the share price in the most recent private offering or, if SAI common stock is trading publicly, and the prevailing market price. These contingent payments will be capitalized (per FASB ASC 805-50-30). However, per additional terms of the assignment, these payments are superseded if the value of the assignor's equity exceeds $3.5M. In addition, royalties are payable to Assignor on net sales/license fees as follows: a) <$10M: 6%; b) $10-$25M: 8%, and c) >$25M: 10%. Assignor's remedy for non-payment is the termination of the assignment.

18. 	Please tell us the total number of shares issued (post-split) for the intellectual property. Also tell us the total book value of the stockholders' equity and the total shares outstanding as of the end of the period immediately before any common stock was issued for this transaction as part of your response.

Response: the total number of shares issued (post-split) for the intellectual property was 525,000. As of the end of the period immediately prior to the issuance of common stock in exchange for the intellectual property, the total number of shares outstanding (post-split) was 6,798,255 and the book value of the shareholders' equity was $395,966.

19. 	Please tell us why $225,528 of research and development expenses were capitalized under SFAS 86, given the requirements of paragraph 3 of that standard.

Response: The Company had been developing an interactive computer-based software product termed i-Consent for which technical feasibility had been established. Thereafter, the software production costs were capitalized and reported at the unamortized cost. (See Exhibit A, for a description of the software product).

20.	Please provide further disclosures regarding the acquisition of the intellectual property as a related party transaction, including the following items:

* identification of the related parties,
* descriptions of the assets acquired,
* assignee obligations assumed,
* details of consideration paid including the number of shares issued,

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* future payments and milestones, including a description of the assignor's equity equivalent value,
* royalties due, and
* assignor's remedies for non-payment.

Refer to paragraphs 850-10-50-1 through 850-10-50-4 of the FASB Accounting Standards Codification. Please make conforming changes to the disclosures in the footnotes to your interim financial statements.

Response: The recommended additional disclosures regarding Intangible Property have been included in the relevant sections. (See revised disclosure provided in response to comment 17)

21. 	Please tell us how the representation that "the fair value, agreed upon"
can be substantiated or remove such representation from the footnote. Refer to paragraph 850-10-50-5 of the FASB Accounting Standards Codification. In this regard, please clarify your disclosure that a patent valuation was obtained in 2007. Our understanding is that a patent application, and not a patent, was transferred. As part of your response, tell us the exact status of the patent application at the time it was obtained, when the patent application was submitted, and what further development you have performed since acquiring it.

Response: The phrase: "the fair value, agreed upon" has been has been removed as well as all references to the patent valuation. While the valuation to which the previous draft registration statement referred was titled "patent valuation" by First Principals, Inc., it was, in fact, a valuation of the IP represented by the provisional patent application submitted to the USPTO in March, 2007. At the time of the patent valuation in late 2007, the application had not yet been converted to a utility patent application and, as such, was not yet under examination.

Since the IP assignment, the company has engaged in research and development activities resulting in the design, modeling, testing and, for some designs, prototyping of SA circuits for specific signal characteristics. For the SA circuitry designed to temporally advance bioelectric signals, a research study was performed as Dr. Hymel's doctoral research at the University of Texas Health Science Center in the Texas Medical Center. The results were summarized in the IEEE Circuit and System magazine published in the 3rd Quarter of 2011 and the dissertation was released in August, 2012.

22. 	We note your response to prior comment 32. Please disclose whether such contingent payments will be capitalized or expensed. If your policy will be to capitalize such contingent payments, tell us under what authoritative guidance this policy is based.

Response: Any additional contingent payments made under the assignment agreement will be capitalized per FASB ASC 805-50-30.


Results of Operations, page 71 (now page 57)

23. 	Please provide a discussion of material changes in your financial condition and in your results of operations for the interim periods presented. Refer to Item 303(b) of Regulation S-K.

See response to comment 15.


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       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at:

http://www.sec.gov/divisions/corpfin/cfannouncements/
                                                 drsfilingprocedures101512.htm.

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any other questions.

       Sincerely,

       /s/ Amanda Ravitz

       Amanda Ravitz
       Assistant Director

cc: (via e-mail): Richard C. Seltzer, Esq.






































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